UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: x Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Revised Restructuring Term Sheet

Atento S.A. ("Atento" or the "Company"), one of the world's largest customer relationship management and business process outsourcing (CRM / BPO) service providers and an industry leader in Latin America, announced that, following its previous announcement on 23 June 2023 regarding its entry into a term sheet providing for new interim financing and its subsequent entry on 30 June 2023 into a binding restructuring support agreement (the “Restructuring Support Agreement”) with an ad hoc group of financial stakeholders (the “Ad Hoc Group”) in connection with a proposed restructuring transaction to significantly deleverage Atento’s balance sheet (the “Restructuring”), the Company and the Ad Hoc Group have agreed to certain amendments to the Restructuring Support Agreement in accordance with its terms pursuant to an amendment letter (the “Amendment Letter”), which includes amendments to the term sheet appended to the Restructuring Support Agreement (the “Amended Restructuring Term Sheet”). The Ad Hoc Group comprises more than 75% of the holders of the US$ 39.6 million senior secured notes issued by Atento Luxco 1 (the “Issuer”) due 2025 (the “Existing 2025 Notes”), 100% of the US$ 37 million senior secured notes issued by the Issuer due 2025 (the “New Money 2025 Notes”), 100% of the approximately US$ 66.2 million junior secured notes issued by the Issuer due 2025 (the “New Junior Lien Notes”) and approximately 52% of the US$ 500 million senior secured notes issued by the Issuer due 2026 (the “2026 Notes”). The Company has now also obtained support for the Restructuring from one of its creditors under its cross-currency rate swaps liabilities representing approximately 47% of the Issuer’s super senior liabilities.

The updated terms of the proposed Restructuring are set out in the Amended Restructuring Term Sheet, which is appended to the Amendment Letter. If implemented in line with the Amended Restructuring Term Sheet, the Restructuring would provide for the following, amongst other things:

•	the reorganisation of the Issuer (as reorganised upon consummation of the Restructuring, the “Reorganised Company”), with the group of the Reorganised Company to consist of the Reorganised Company and each of the direct and indirect subsidiaries of the Issuer;

•	the extinguishment of all of the 2026 Notes, the New Junior Lien Notes and the cross-currency rate swaps liabilities (the “Swaps Liabilities”) arising under certain swap agreements with Goldman Sachs International, Nomura International Plc, and Morgan Stanley Capital Services LLC (the “Swap Providers”), in exchange for common equity interests in the Reorganised Company (“Ordinary Shares”);

•	the provision of US$ 58 million in additional new money investment at emergence from the proposed Restructuring to the Reorganised Company through the issuance of preferred shares comprising ‘Class A’ preferred shares in the Reorganised Company (the "Class A Preferred Shares") (“Tranche A” and, together with Tranche B (as defined below), the “Exit Financing”); and

•	the amendment and restatement of the Existing 2025 Notes and the New Money 2025 Notes to include, amongst other things, maturity extensions, amendments to the existing collateral package to cover all available assets on the basis that certain existing debt will be extinguished as part of the Restructuring and releases of the guarantees granted by the Company, Atalaya Luxco Midco S.a r.l and Atento UK Limited (“Atento UK”).

In connection with the above, the holders of the New Money 2025 Notes, the New Junior Lien Notes, the 2026 Notes and the Swap Providers will receive the following:

•	the ability for:
(i)	the Swap Providers and eligible holders of the 2026 Notes to subscribe to US$ 30 million of Tranche A of the Exit Financing (“Tranche A1” of the Exit Financing) in exchange for US$ 30 million of the Class A Preferred Shares and 18.00% of the Ordinary Shares (subject to dilution by the management incentive plan to be adopted by the Company after the Restructuring becomes effective, as set out in the Amended Restructuring Term Sheet (the “Management Incentive Plan”);

(ii)	the holders of the New Money 2025 Notes who commit to backstop (or procure that an affiliate commits to backstop) a percentage of (i) Tranche A1 of the Exit Financing, and (ii) Tranche A2 of the Exit Financing, in an amount at least equal to their percentage holdings of the principal amount of New Money 2025 Notes, to subscribe to US$ 28 million of the Exit Financing (“Tranche A2” of the Exit Financing) in exchange for US$ 28 million of the Class A Preferred Shares and 70.45% of the Ordinary Shares (subject to dilution by the Management Incentive Plan), with Tranche A1 and Tranche A2 of the Exit Financing together comprising Tranche A of the Exit Financing.

•	Ordinary Shares to be allocated on the date the Restructuring becomes effective as follows, subject to dilution by the Management Incentive Plan:
(i)	70.45% in aggregate to the holders of the New Money 2025 Notes that subscribe to Tranche A2 of the Exit Financing, pro rata to the amounts of their participation in Tranche A of the Exit Financing;
(ii)	18.00% in aggregate to the Swap Providers and holders of the 2026 Notes that subscribe to Tranche A1 of the Exit Financing, pro rata to the amounts of their participation in Tranche A of the Exit Financing;
(iii)	0.30% in aggregate to the holders of the New Junior Lien Notes, pro rata to the amounts of their respective claims against the Issuer immediately prior to the date on which the Restructuring becomes effective;
(iv)	2.00% in aggregate to the Swap Providers and the 2026 Noteholders, pro rata to the amounts of their respective claims against the Issuer immediately prior to the date on which the Restructuring becomes effective;
(v)	2.07% in aggregate to the persons who backstop Tranche A1 of the Exit Financing as a backstop fee, pro rata to the amounts of their respective backstop commitments to backstop Tranche A1 of the Exit Financing;
(vi)	1.93% in aggregate to the persons who backstop Tranche A2 of the Exit Financing as a backstop fee, pro rata to the amounts of their respective backstop commitments to backstop Tranche A2 of the Exit Financing; and
(vii)	0.25% in aggregate to the Swap Providers and the 2026 Noteholders that consent to the terms of the Restructuring and vote in favour of the Restructuring at the meetings of the Issuer’s creditors held in connection with the Restructuring (the “Eligible Consenting Creditors”), pro rata to the amounts of their respective claims against the Issuer immediately prior to the date on which the Restructuring becomes effective.

The Amended Restructuring Term Sheet also provides for the payment of certain agreed professional fees in connection with the Restructuring.

In addition, on 2 October 2023, the Group obtained commitments from existing stakeholders to backstop 100% of Tranche A of the Exit Financing and a commitment from an existing stakeholder (the "Tranche B Provider") to both (directly or indirectly) (a) subscribe for US$ 15 million of the Class B Preferred Shares; and (b) make a US$ 3 million capital contribution to the Issuer (such investments together constituting "Tranche B" of the Exit Financing). The Tranche B Provider will be issued US$ 15 million of Class B Preferred Shares and will own directly or indirectly Ordinary Shares representing 5.00% of the fully diluted ordinary share capital of the Reorganised Company as at the Restructuring Effective Date. As at 2 October 2023, the Tranche B Provider has also acceded to the Restructuring Support Agreement. The Tranche B Provider’s commitment to provide Tranche B of the Exit Financing will be conditional upon, amongst other things, the effectiveness of the Restructuring.

The proposed Restructuring remains subject to the terms and conditions set out in the Amended Restructuring Term Sheet and the Restructuring Support Agreement as amended by the Amendment Letter, the agreement of any further definitive agreements and the sanction of the Restructuring by the High Court of Justice of England and Wales (the “English Court”).

In addition, the Group has given further consideration to the manner in which the Restructuring is to be effected and as a result the lender of the Issuer’s super senior revolving credit facility (the “SSRCF Lender”) is no longer contemplated to be subject to the Restructuring. The SSRCF Lender and the Issuer have agreed the terms of a bilateral agreement, conditional on the effectiveness of the Restructuring, pursuant to which the liabilities of the SSRCF Lender will be compromised outside the scope of the restructuring plans.

Rescheduled Convening Hearing Date

Atento UK and the Issuer (together the “Plan Companies”) notified their creditors by a letter dated 29 September 2023 in accordance with the Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006) (the “Practice Statement Letter”) that the hearing (the “Convening Hearing”) by the English Court, at which the Plan Companies intend to apply for an order to convene meetings of their creditors that would be affected by its proposed restructuring plan under Part 26A of the Companies Act 2006 (the “Plan Creditors”) to consider and, if thought fit, approve the restructuring plans, will take place on 20 October 2023.

The Practice Statement Letter also sets out the proposed class composition of the Plan Creditors for the purposes of voting on the restructuring plans and provides Plan Creditors with further information with respect to the restructuring plans ahead of the Convening Hearing.

Atento continues to work with its financial stakeholders in connection with the proposed Restructuring and is targeting a completion date for the proposed Restructuring as soon as possible, and likely before 1 December 2023. Such target date may however be subject to limited extensions. Further announcements and updates in relation to the Restructuring will be provided to investors in due course.

The foregoing description of the Amended Restructuring Term Sheet is not complete and is qualified in its entirety by reference to the full text of the Restructuring Support Agreement as amended by the Amendment Letter and the Amended Restructuring Term Sheet appended thereto, a copy of which is filed herewith as Exhibits 99.1, and is incorporated herein by reference. A copy of the press release in relation to the Exit Financing is filed herewith as Exhibit 99.2. A copy of the form of notice provided to the Company’s creditors in connection with the rescheduled Convening Hearing date is filed herewith as Exhibit 99.3. A copy of the Practice Statement Letter is also filed herewith as Exhibit 99.4. A copy of the cleansing materials are filed herewith as Exhibit 99.5.

This report is furnished for information purpose only and is not a solicitation or an offer for the purchase of any securities. Securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933, as amended or are exempt from such registration.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements. Such risks and uncertainties include, but are not limited to, Atento's ability to negotiate and execute any further definitive documentation with respect to the proposed Restructuring and to satisfy the conditions of the Restructuring Support Agreement; the ultimate outcome of the restructuring proceedings, obtaining required consents from third-parties and satisfying other conditions precedent for any additional financing that might be outside Atento’s control; actions by Atento’s lenders and other financing sources, including any creditor actions that could impact Atento’s operations; Atento’s ability to improve its capital structure and to address its debt service obligations through the proposed Restructuring, including potential adverse effects of any potential bankruptcy proceedings on Atento's liquidity and results of operations; Atento’s future cash requirements; competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centres; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labour costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of Atento’s substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. Atento is also subject to other risk factors described in documents filed by the Company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2023	ATENTO S.A. By: /s/ Dimitrius Oliveira Name: Dimitrius Oliveira Title: Chief Executive Officer

Exhibit 99.1

Restructuring Support Agreement Amendment Letter dated 2 October 2023

Exhibit 99.2

Press release dated 3 October September 2023

Exhibit 99.3

Notice of Rescheduled Convening Hearing dated 20 September 2023

Exhibit 99.4

Practice Statement Letter dated 29 September 2023

Exhibit 99.5

Cleansing Presentation